SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4E – Preliminary Final Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 26, 2016

Appendix 4E – Preliminary Final Report

(ASX Listing rule 4.2A)

Company Name:	Prana Biotechnology Limited (the ‘Group’)
ABN:	37 080 699 065
Reporting Period:	Financial year ended 30 June 2016
Previous Reporting Period:	Financial year ended 30 June 2015

Result for Announcement to the Market

The results of Prana Biotechnology Limited for the year ended 30 June 2016 are as follows:

Revenues	down	19.33%	to	$142,657
Loss after tax attributable to members	up	31.34%	to	($7,729,551)
Net loss for the period attributable to members	up	31.34%	to	($7,729,551)

Brief explanation of figures reported above

Prana Biotechnology Ltd recorded revenue of A$142,657 for the year ended 30 June 2016 (2015: A$176,842), which is interest received on the Group’s bank accounts.

Prana Biotechnology Ltd has incurred a loss for the year of A$7,729,551 (2015: A$5,885,069). This loss has increased due to lower foreign exchange gains for the period, a decrease in other income relating to the R&D Tax Incentive and decreased research and development expenditure.

For further details relating to the current period’s results, refer to the Review of Operations contained within this document.

Dividends

No dividends have been paid or declared by the Group since the beginning of the current reporting period. No dividends were paid for the previous reporting period.

Net Tangible Assets per Share

	30 June 2016	30 June 2015
Net Tangible Assets	$31,367,213	$39,113,264
Shares (No.)	533,891,470	533,891,470
Net Tangible Assets per Share (Cents)	5.88	7.33

Loss per Share

	30 June 2016	30 June 2015
Basic loss per share	(1.45)	(1.17)
Diluted loss per share	(1.45)	(1.17)

Status of Audit of Accounts

These accounts are currently in the process of being audited. An Annual Report for the year ended 30 June 2016 containing the Audit Report shall be provided in due course.

ABN 37 080 699 065

Appendix 4E

Preliminary Final Report

For the Year Ended 30 June 2016

(and previous corresponding period: year ended 30 June 2015)

In Compliance with ASX Listing Rule 4.3A

Operations Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the ‘Group’ or ‘Consolidated Entity’ or ‘Prana’) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2016.

Directors

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Director

Company Secretary

Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Principal Activities

The Group's principal activities during the course of the year were to commercialise research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the year ended 30 June, 2016.

PBT2 clinical development update

As previously reported, we are developing a strong technical and safety data package in response to the Partial Clinical Hold on PBT2, which limits the dose that can be used in future trials in the United States. This process includes the development of Phase 3 protocol for submission to the US Food and Drug Administration (FDA), and has been ongoing during the current reporting period. Separately, creation of a comprehensive non-clinical and clinical package of data on PBT2 for submission to selected European national authorities and the European Medicines Agency (EMA) is underway.

At the recent 20th International Congress of Parkinson’s Disease and Movement Disorders, Prana collaborators from the Georgetown University in Washington presented patient reported outcomes from the Reach2HD trial using the Huntington Disease – Patient Reported Outcome of Problems (HD-PROP) assessment tool. HD-PROP captured verbatim patient reports during the course of Reach2HD with respect to their most bothersome problems. Importantly, 90% of reported improvement in ‘problems with thinking’ was achieved with PBT2-treated patients, suggesting that PBT2 was associated with decreased thinking complaints.

Operations Report (continued…)

Supporting the potential disease modifying therapeutic strategy for PBT2 has been the demonstration of further evidence that PBT2 can modulate metal-mediated toxic gain of function of key protein targets that underpin neurodegenerative diseases such as the tau protein, A-beta 42 and mutant Huntington protein.

PBT434 Movement Disorder clinical candidate update

Prana’s lead candidate in Parkinsonian Movement Disorders, PBT434, progressed well through a number of mouse models of a typical Parkinsonian conditions, typified by an aberrant and toxic accumulation of α-synuclein including conditions such as, Multiple System Atrophy and Lewy Body Dementia or tau protein in the brain, in Corticobasal Degeneration and Progressive Supranuclear Palsy. PBT434 has been shown to decrease levels of the relevant toxic protein and improve motor and/or cognitive performance in selected models. As previously reported, PBT434 has demonstrated that it is very well tolerated in FDA IND (Investigational New Drug) enabling animal toxicity studies and has a favourable safety pharmacology profile. Moreover, that the proposed dosing regimen for human trials is well supported by the animal studies to date, Prana has compiled the collective non-clinical information package, together with our plans for a Phase 1 program for submission to the FDA. If successful, the Phase I program will demonstrate the required safety, tolerability and pharmacokinetic profile to enable later stage clinical development.

Pipeline development from Translational Biology Program

Additional development candidates have been profiled through our mechanism of action screens, with several being promoted to animal modelling to establish the prospective efficacy and the pharmacokinetics of the candidate drug. These candidates have been designed by our Medicinal Chemistry team to be both novel and retain strong Metal-Protein Attenuating Compound (MPAC) functionality. These developments in our discovery program will enable increased depth and diversification of the Prana pipeline for prospective clinical development in a range of neurodegenerative disorders.

Other Income

We had other income of A$4.8 million (2015: A$6.3 million) relating to a 45% tax incentive rebate for eligible research and development activities.

Research and Development Expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) decreased to A$9.59 million for the year ended June 30, 2016 from A$12.30 million for the year ended June 30, 2015, a decrease of A$2.71 million, or 22.03%. The decrease in research and development expenses in the year ended June 30, 2016 is primarily attributable to the US Food and Drug Administration’s (FDA) placement of PBT2 on partial clinical hold.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Operations Report (continued…)

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset. In the year ended June 30, 2016, we recorded A$4.8 million as receivable with respect to funds we will receive in relation to the 2016 financial year under the research and development incentive scheme.

Financial Position and Capital Resources

As at 30 June, 2016, the Group had cash reserves of A$28.59 million compared to A$34.91 million at 30 June, 2015. For the years ended 30 June, 2016 and 2015, we incurred an operating loss of A$7.73 million and A$5.89 million, respectively, and an operating cash outflow of A$7.42 million and A$10.87 million, respectively.

Cash Flows

Net cash used in operating activities was A$7.42 million and A$10.87 million during the years ended 30 June, 2016 and 2015, respectively. Our payments to suppliers and employees during the years ended 30 June, 2016 and 2015 were A$14.06 million and A$18.12 million respectively. The A$3.45 million decrease in net cash used in operating activities from the year ended 30 June, 2016 compared to the year ended 30 June, 2015 reflects decreased research and development activities due to the US Food and Drug Administration’s (FDA) placement of PBT2 on partial clinical hold. During the years ended 30 June, 2016 and 2015, our payments to suppliers and employees was offset by interest income of A$120,392 and A$216,317 respectively.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 26th Day of August 2016

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 30 June 2016

		Consolidated Entity
		2016	2015
	Note	$	$

Revenue from ordinary activities	3	142,657	176,842
Other income	3	4,753,697	6,317,438

Intellectual property expenses		(241,954)	(257,299)
General and administration expenses	4	(3,610,551)	(4,506,122)
Research and development expenses	4	(9,585,371)	(12,298,167)
Other operating expenses		(45,276)	(39,210)
Other gains and losses	4	857,247	4,721,449
Loss before income tax expense		(7,729,551)	(5,885,069)
Income Tax Expense		-	-
Loss for the period		(7,729,551)	(5,885,069)
Other comprehensive income		-	-
Total comprehensive loss for the year		(7,729,551)	(5,885,069)

Loss per share attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic loss per share (cents per share)	5a	(1.45)	(1.17)
Diluted loss per share (cents per share)	5b	(1.45)	(1.17)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position
As at 30 June 2016

		Consolidated Entity
		2016	2015
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		28,593,538	34,909,574
Trade and other receivables		4,786,765	6,521,154
Other current assets		276,504	313,465
TOTAL CURRENT ASSETS		33,656,807	41,744,193

NON-CURRENT ASSETS
Plant and equipment		24,225	44,727
Other non-current assets		43,988	45,462
TOTAL NON-CURRENT ASSETS		68,213	90,189
TOTAL ASSETS		33,725,020	41,834,382

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		1,748,566	2,152,015
Other financial liabilities		-	12,076
Provisions		608,771	554,615
TOTAL CURRENT LIABILITIES		2,357,337	2,718,706

NON-CURRENT LIABILITIES
Provisions		470	2,412
TOTAL NON-CURRENT LIABILITIES		470	2,412
TOTAL LIABILITIES		2,357,807	2,721,118
NET ASSETS		31,367,213	39,113,264

EQUITY
Contributed equity	6	146,879,214	146,895,714
Reserves	7	9,363,181	9,363,181
Accumulated losses		(124,875,182)	(117,145,631)
TOTAL EQUITY		31,367,213	39,113,264

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity
For the year ended 30 June 2016

		Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	Note	$	$	$	$
Balance at 30 June 2014		140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Shares issued gross of costs		7,129,242	-	-	7,129,242
Options exercised	6	25,488	(25,488)	-	-
Options issued	6,7	-	451,235	-	451,235
Equity to be issued		16,500	-	-	16,500
Transaction costs	6	(284,931)	-	-	(284,931)
		6,886,299	425,747	-	7,312,046
Loss for the year		-	-	(5,885,069)	(5,885,069)
Total comprehensive income for the year		-	-	(5,885,069)	(5,885,069)
Balance at 30 June 2015		146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Equity to be issued	6	(16,500)	-	-	(16,500)
Transaction costs		-	-	-	-
		(16,500)	-	-	(16,500)
Loss for the year		-	-	(7,729,551)	(7,729,551)
Total comprehensive income for the year		-	-	(7,729,551)	(7,729,551)
Balance at 30 June 2016		146,879,214	9,363,181	(124,875,182)	31,367,213

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement
For the year ended 30 June 2016

		Consolidated Entity
		2016	2015
	Note	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(14,055,879)	(18,124,102)
Interest received		120,392	216,317
Grants received		-	228,541
R&D tax refund		6,516,961	6,808,170
NET OPERATING CASH FLOWS		(7,418,526)	(10,871,074)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(2,307)	(28,757)
Payment for payroll and rental security deposit		1,474	(154,077)
NET INVESTING CASH FLOWS		(833)	(182,834)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		-	7,128,142
Transaction costs relating to equity issuances		-	(284,931)
NET FINANCING CASH FLOWS		-	6,843,211
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,419,359)	(4,210,697)
Cash and cash equivalents at the beginning of the year		34,909,574	34,167,018
Reclassification of security deposit		152,603	-
Effects of exchange rate changes on cash and cash equivalents		950,720	4,953,253
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		28,593,538	34,909,574

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2016

Note 1. Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2016 was authorised for issue in accordance with a resolution of the Directors on 26 August 2016.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Group also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2016 and the comparative information presented in these financial statements for the year ended 30 June 2015. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 45%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 45% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2016 the Group has recorded an item in other income of A$4.8 million (2015: A$6.1 million) to recognise this amount which relates to this period.

Notes to the Financial Statements (continued…)

Note 2. Dividend

The Group resolved not to declare any dividends in the year ended 30 June 2016.

Note 3. Revenue and other income

	2016	2015
	$	$
From ordinary activities:
Other revenue
Interest	142,657	176,842
Total other revenue	142,657	176,842

Other income
R&D Tax Incentive	4,753,697	6,088,897
Other Grants	-	228,541
Total other income	4,753,697	6,317,438

Note 4. Loss for the year

	2016	2015
	$	$
Loss before income tax has been determined after:
General and Administration Expenses
Depreciation on fixed assets	22,810	31,587
Employee expenses (non R&D related)	992,750	877,032
Consultant and director expenses	750,158	1,227,731
Audit, internal control and other assurance expenses	204,776	499,911
Corporate compliance expenses	358,096	421,958
Office rental	195,561	161,175
Other administrative and office expenses	1,086,400	865,241

Research and Development Expenses
Employee expenses	1,821,717	1,866,915
Other research and development expenses	7,763,654	10,431,252

Other gains and losses
Foreign exchange gain	857,247	4,721,449

Notes to the Financial Statements (continued…)

Note 5. Loss per Share

		2016	2015
		(cents)	(cents)
(a)	Basic loss per share	(1.45)	(1.17)

(b)	Diluted loss per share	(1.45)	(1.17)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(7,729,551)	(5,885,069)
	Loss used to calculate diluted loss per share	(7,729,551)	(5,885,069)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	533,891,470	502,714,982
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	533,891,470	502,714,982

(e)	Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

Note 6. Contributed Equity

		2016	2015
	Note	$	$
533,891,470 (2015: 533,891,470) fully paid ordinary shares	16a	144,177,570	144,194,070
Nil (2015: Nil) options over fully paid ordinary shares	16b	2,701,644	2,701,644
		146,879,214	146,895,714

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(a) Ordinary Shares		2016		2015
		No.	$	No.	$
At the beginning of reporting period		533,891,470	144,194,070	488,646,960	137,307,771
Shares issued during the year	(i)	-	(16,500)	45,064,510	7,145,742
Shares issued on exercise of options	(ii)	-	-	180,000	25,488
Transaction costs relating to share issues		-	-	-	(284,931)
At reporting date		533,891,470	144,177,570	533,891,470	144,194,070

Notes to the Financial Statements (continued…)

Note 6. Contributed Equity (continued…)

(i) Shares issued during the year
			Issue Price
2016	Details	Number	$	$
01-Jul-15	Reverse proposed issue to a consultant	-	-	(16,500)
		-		(16,500)

			Issue Price
2015	Details	Number	$	$
01-Jul-14	Reverse proposed issue to a consultant[2]	-	0.22	(24,200)
21-Jul-14	Issued to a consultant[1]	110,000	0.23	25,300
23-Feb-15	Issued as part of a capital raising	35,631,690	0.15	5,304,319
24-Feb-15	Issued as part of a capital raising	2,538,820	0.14	357,270
02-Jun-15	Issued as part of a capital raising	6,784,000	0.22	1,466,553
30-Jun-15	Proposed issue to a consultant[2]	-	-	16,500
		45,064,510		7,145,742

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

(ii) Shares issued on exercise of options
Exercise Price
2016	Details [1]	Number	$	$
No shares were issued during the year		-	-	-
		-		-

			Exercise Price
2015	Details [1]	Number	$	$
21-Jul-14	Exercise of options	180,000	-	25,488
		180,000		25,488

[1]	Equity value is the fair value at grant date.

(b) Options	2016		2015
	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Notes to the Financial Statements (continued…)

Note 7. Reserves

		2016	2015
	Note	$	$
Share based payment reserve
19,395,582 (2015: 19,395,582) options over fully paid ordinary shares	18a	7,394,184	7,394,184
Nil (2014: Nil) options over ADRs	18b	1,515,434	1,515,434
612,397 (2015: 612,397) warrants over ADRs	18c	453,563	453,563
		9,363,181	9,363,181

(a) Options over fully paid ordinary shares		2016		2015
		No.	$	No.	$
At the beginning of reporting period		19,395,582	7,394,184	18,542,577	6,968,437
Options issued during year	(i)	-	-	4,400,000	451,235
Exercise of options	(ii)	-	-	(180,000)	(25,488)
Expiration of options	(iii)	-	-	(3,166,995)	-
Forfeiture of options	(iv)	-	-	(200,000)	-
At reporting date		19,395,582	7,394,184	19,395,582	7,394,184

(i) Options issued during year

2016

No options were issued during the year

			Option fair value
2015	Details	Number	$	$
03-Oct-14	Issued to key management personnel[1]	1,000,000	0.17	170,397
19-Feb-15	Issued to consultants[2]	2,000,000	0.08	166,284
27-May-15	Issued to consultants[3]	1,400,000	0.08	114,554
		4,400,000		451,235

(ii) Exercise of options

2016

No options were exercised during the year

			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Exercise of options[4]	(180,000)	A$0.00	(25,488)
		(180,000)		(25,488)

Notes to the Financial Statements (continued…)

Note 7. Reserves (continued)

(iii) Expiration of options

2016

No options expired during the year

			Exercise Price
2015	Details	Number	$	$
24-Mar-15	Expired, unexercised, 24 March 2015 [5]	(2,166,995)	A$0.225	-
19-Dec-14	Expired, unexercised, 19 December 2014 [6]	(1,000,000)	A$0.25	-
		(3,166,995)		-

(iv) Forfeited Options

2016

No options were forfeited during the year

			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Lapsed, unexercised, 21 July 2014[7]	(200,000)	A$1.12	-
		(200,000)		-

[1]	Options exercisable at $0.34 on or before 2 October 2018
[2]	Options exercisable at $0.26 on or before 18 February 2020
[3]	Options exercisable at $0.27 on or before 25 May 2020
[4]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 constructive trading days
[5]	Options exercisable at $0.225 on or before 25 March 2015
[6]	Options exercisable at $0.25 on or before 19 December 2014
[7]	Options exercisable at $1.12 on or before 5 February 2019

(b) Options over ADRs [1]	2016		2015
	No.	$	No.	$
At the beginning of reporting period	-	1,515,434	-	1,515,434
At reporting date	-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options were convertible to ADRs, 1 ADR = 10 ordinary shares. These options expired without being exercised on 17 December 2012.

Notes to the Financial Statements (continued…)

Note 7. Reserves (continued)

(c) Warrants over ADRs 1 & 2	2016		2015
	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At the beginning of reporting period	612,397	-	612,397	-
Expired[2]	(612,397)	-	-	-
At reporting date	-	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009.

These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

These warrants expired without being exercised on 4 June 2009.

[2]	Warrants exercisable at A$0.17 expired on 25 February 2016.

(d)	Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Note 8. Contingent Liabilities and Contingent Assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

Note 9. Segment Reporting

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group's activities are predominantly within Australia and cover research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

Notes to the Financial Statements (continued…)

Note 10. Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's US presence, a US plan and an Australian plan were developed. At 30 June 2016 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 2 Key Management Personnel, 12 employees and 19 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2016	2015
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	13,277,715	12,987,715
Granted	-	110,000
Forfeited	-	-
Exercised Options	-	180,000
Outstanding at year-end	13,277,715	13,277,715

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 7 for further detail.

2004 Australian Employee, Directors and Consultants Share and Option Plan – Options

	2016		2015
	Number of	Weighted Average Exercise Price	Number of	Weighted Average Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	19,395,582	0.38	16,375,582	0.41
Granted	-	-	4,400,000	0.28
Lapsed	-	-	(200,000)	1.12
Forfeited	-	-	-	-
Exercised	-	-	(180,000)	-
Expired	-	-	(1,000,000)	0.25
Outstanding at year-end	19,395,582	0.38	19,395,582	0.38
Exercisable at year-end	19,395,582	0.38	19,195,582	0.38

Notes to the Financial Statements (continued…)

Note 10. Share-based Payments (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date		$2016	2015
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	200,000
PBTAB	3-Oct-14	2-Oct-18	$0.34	1,000,000	1,000,000
PBTAC	26-Jun-13	25-Jun-18	$0.37	1,649,573	1,649,573
PBTAD	4-Nov-13	3-Nov-18	$0.73	360,000	360,000
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	1,200,000
PBTAF	7-Feb-14	5-Feb-19	$1.12	100,000	100,000
PBTAG	7-Apr-14	6-Apr-18	$0.25	1,200,000	1,200,000
PBTAH	19-Feb-15	18-Feb-20	$0.26	2,000,000	2,000,000
PBTAQ	12-Dec-12	13-Dec-17	$0.33	8,500,000	8,500,000
PBTAR	27-May-15	25-May-20	$0.27	1,400,000	1,400,000
PBTAW	21-Mar-12	20-Mar-17	$0.25	1,119,519	1,119,519
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	306,490
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	360,000
			Total	19,395,582	19,395,582

Weighted average remaining contractual life of options outstanding at end of period				2.04 years	3.04 years

Life of the Option

The life is the time period from grant date through to expiry.

Share Price Volatility

Historical Volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Notes to the Financial Statements (continued…)

Note 10. Share-based Payments (continued)

		Exercise Price per Share	Share Price at Grant Date	Expected Share Price	Years to	Dividend	Risk-free
Series	Grant Date	$	$	Volatility	Expiry	Yield	Interest Rate
PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	3-Oct-14	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2016 was $0.10 (30 June 2015: $0.15).

Options issued outside of Employees', Directors' and Consultants' Share and Option Plan

	2016		2015
	Number of	Weighted Average Exercise Price	Number of	Weighted Average Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	-	-	2,166,995	0.23
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(2,166,995)	0.23
Outstanding at year-end	-	-	-	-
Exercisable at year-end	-	-	-	-

There were no options granted during the year ended 30 June 2016 and 30 June 2015 outside of the plan. There are no options outstanding at 30 June 2016. All equity issued outside of the plan has been expensed in prior periods.

Note 11. Events occurring after the reporting date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 12. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler			Executive Chairman and Chief Executive Officer

Mr Brian Meltzer			Non-Executive Independent Director

Dr George Mihaly			Non-Executive Independent Director

Mr Peter Marks			Non-Executive Independent Director

Mr Lawrence Gozlan			Non-Executive Independent Director

Prof. Ira Shoulson			Non-Executive Independent Director

COMPANY SECRETARY			AUDITORS

Mr Phillip Hains			PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE			SOLICITORS

Suite 1, 1233 High Street			Quinert Rodda & Associates
Armadale, Victoria 3143 Australia			Suite 1, Level 6, 50 Queen Street
Phone:	+61 3 9824 5254		Melbourne, Victoria, 3000
Fax:	+61 3 9822 7735

PRINCIPAL PLACE OF BUSINESS			SHARE REGISTRY

Level 2, 369 Royal Parade			Computershare Investor Services Pty Ltd
Parkville, Victoria 3052 Australia			Yarra Falls, 452 Johnston Street
Phone:	+61 3 9349 4906		Abbotsford, Victoria, 3067, Australia
Fax:	+61 3 9348 0377	Telephone:	1300 85 05 05 (within Australia)
+61 3 9415 4000 (overseas)
		Facsimile:	+61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED			WEBSITE

ASX			www.pranabio.com
(Australian Securities Exchange)
Code: PBT (Shares)

NASDAQ
(North American Dealers Automated Quotation)
Code: PRAN (ADRs)

Page 19